EXHIBIT 12.1

BMB MUNAI, INC.
COMPUTATION OF RATIO OF EARNINGS/(LOSS) TO FIXED CHARGES

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Earnings:

Income/(loss) before income taxes	$ 607,081	$ (8,292,982)	$ 4,677,872	$ 14,858,367
Add: Fixed charges	1,159,268	1,146,399	3,452,646	3,415,040
Add: Amortisation of capitalized interest	12,514	11,927	104,346	120,425
Less: Interest capitalized	-	1,146,399	-	3,415,040

Total earnings/(loss)	1,778,863	(8,281,055)	8,234,864	14,978,792

Fixed charges:

Interest expensed and capitalized	750,000	750,000	2,250,000	2,250,000
Amortized premiums, discounts, & bond costs	409,268	396,399	1,202,646	1,165,040

Total fixed charges	1,159,268	1,146,399	3,452,646	3,415,040

Ration of earnings/(loss) to fixed charges	1.53	(7.22)	2.39	4.39